EXHIBIT 99.1

Medical Professionals Gather to Discuss Profound Changes in Transoral Laser Microsurgery

Lumenis UltraPulse SurgiTouch with Digital AcuBlade automates medical laser procedures

September 2008 – Santa Clara, CA, USA

LUMENIS a global developer, manufacturer and marketer of laser, light-based and radiofrequency devices for surgical, aesthetic, and ophthalmic applications, announced today they will be focusing their attention at this years AAO-HNS Annual Meeting on the major advances in CO2 laser technology.

Surgeons are now working directly on vocal cords and other delicate laryngeal head & neck areas, a practice deemed very challenging prior to the development of Lumenis’ UltraPulse® SurgiTouch™ laser with Digital AcuBlade™ robotic microsurgery system. This automated system has created a shift so profound that surgical professionals from around the world will gather at special forums at the 2008 AAO-HNS Annual Meeting to discuss this innovative technology. The AAO-HNS Annual Meeting takes place from September 21-24, 2008, in Chicago, Illinois.

“We are pleased to provide an automated CO2 laser system that provides a benefit to both the physician and patient”, said Mr. Dov Ofer, Lumenis’ Chief Executive Officer. “Physicians can achieve reproducible outcomes and patients benefit from quicker recovery and faster healing than with other surgical options.”

With the UltraPulse SurgiTouch CO2 laser system, surgeons can now focus on the surgery – not the laser system. “The UltraPulse SurgiTouch laser with Digital AcuBlade has enhanced CO2 laser surgery by improving accuracy of delivery, lessening thermal damage and decreasing operative time”, says Dr. Mark Courey, Professor of Otolaryngology, University of California San Francisco School of Medicine. “These improvements are beneficial for both the patient and the surgeon”, says Courey.

Laryngeal and head and neck laser surgeons have long desired increased simplification, effectiveness and safety for laser procedures close to delicate structures such as vocal cords or large blood vessels. The Digital AcuBlade microsurgery delivery device automatically moves the laser beam to perform precise incisions or ablations with a 200 micron resolution and with a thermal damage zone to surrounding tissue of as low as 15 microns.

For some surgeons, like Dr. Andrew McWhorter, Assistant Professor, Louisiana State University Voice Center, the system has changed the way they practice.

“The benefits of UltraPulse SurgiTouch with Digital AcuBlade over traditional CO2 laser delivery systems make it an essential tool in my treatment of laryngeal disease.”

The UltraPulse SurgiTouch provides the best in CO2 laser technologies and offers the most innovative approach to laser surgery today. The SurgiTouch touch screen user interface enables surgeons to choose pre-set procedure settings with a push of a button that when combined with one of the many delivery devices, such as the Digital AcuBlade, offer unparalleled performance.

“These automatic and robotic features were developed to provide a benefit to surgeons and their patients” said Mr. Lloyd Diamond, Senior Vice President and General Manager of Lumenis’ Surgical Business Unit. “Laryngeal and transoral laser microsurgery has undergone a paradigm shift with this added simplicity and effectiveness,” said Diamond. “A further benefit is the increased economics for the hospital. For example, a single laser procedure has a lower overall cost than radiation therapy, but has the potential to be as effective or even better.”

Lumenis AAO-HNS Events
Please join Lumenis at the 2008 AAO-HNS to learn about the evolution in automated CO2 laser surgery. Symposium and Meet the Expert events will cover Advances in CO2 Laser Technology for the Management of Laryngeal and Tracheal Disease and Laser Stapedotomy. Expert presenters will include Mark Courey, MD; Robert Ossoff, MD; Gaelyn Garrett, MD; Paul Castellanos, MD; Andrew McWhorter, MD; Marc Remacle, MD, and Jack M Kartush, MD. The events take place in September 21-24, 2008, in Chicago, Illinois. Meet the Expert small group discussions take place throughout the show. To learn more and register for these events, visit: www.surgical.lumenis.com/aaohsn

About Lumenis Ltd.
Lumenis is Israel’s largest medical device company with more than 900 employees worldwide. The Company invests heavily in R&D and holds a leading position in the markets in which it serves. Lumenis has over 250 patents worldwide, over 75 FDA clearances, worldwide presence in over 100 countries, and an installed base of over 70,000 systems. In December 2006, a group led by a private equity consortium, Viola Partners and Ofer Hi-Tech Group, invested approximately $150 million in the Company.

Contact:
Michelle Maydan
Director of Corporate Communications
1-866-569-0597
+972-4-959-9004
e-mail: mmaydan@lumenis.com

Lumenis® is a registered trademark of Lumenis Ltd.